SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

June 28, 2019

Confidential

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney Adviser

Ms. Inessa Kessman, Senior Staff Accountant

Mr. Charles Eastman, Staff Accountant

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on May 24, 2019

Dear Mr. Spirgel, Mr. Dundas, Ms. Kessman and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 19, 2019, on the Company’s draft registration statement on Form F-1 confidentially submitted on May 24, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

June 28, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated June 19, 2019

Prospectus Summary, page 1

1.	Disclose the expected release date for uCloudlink 3.0.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 2 and 117 of the Revised Draft Registration Statement.

2.

Please revise your organizational chart on page 8 to identify the affiliates who are equity owners of your VIEs. Also you should include a post-offering chart that reflects the anticipated percentage ownership of public shareholders and affiliates following completion of the offering.

In response to the Staff’s comment, the Company has revised the chart on pages 8 and page 74 of the Revised Draft Registration Statement.

Risk Factors We will incur increased costs as a result of being a public company, page 62

3.	Please provide an estimate of the increased costs you will incur as a result of becoming a public company.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 62 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

June 28, 2019

Use of Proceeds, page 65

4.

Please provide an estimate of the dollar amount of proceeds that will be immediately available for investment in operations (including research and development) within the PRC based upon applicable PRC government restrictions.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 64 and page 65 of the Revised Draft Registration Statement.

Key Components of Results of Operations, page 83

5.	You state that user subsidies are included in cost of revenues. Please explain what is included in user subsidies and how you account for them. Refer to your basis in accounting literature.

The Company respectfully advises the Staff that user subsidies refer to costs incurred by the Company at its discretion for SIM cards replacement and complementary data packages when there are customers’ complaints about the data connectivity service. Such costs are recognized as incurred at the discretion of the Company and included in cost of revenues based on the general principles in CON 6. The amounts were immaterial for the periods presented. For clarity, the Company has replaced the term “user subsidies” with “product replacement costs” on page 85 of the Revised Draft Registration Statement.

6.

We note your statement that, “We actively develop strategic partnerships with leading smartphone companies to increase the number of GlocalMe Inside-enabled smartphones. Although we do not directly sell any hardware in connection with GlocalMe Inside, we will enjoy increasing data revenue streams from the growing base of GlocalMe Inside handsets.” Please explain your strategic partnership with the smartphone companies as it relates to GlocalMe Inside. Disclose the terms of your strategic partnership agreements, including if there are any incentives, profit sharing, and / or other subsidies provided. Tell us how you account for these partnership agreements.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 82 and page 83 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company has entered into arrangements with strategic partners and started to have transactions in April 2019. Based on the Company’s preliminary assessment, in relation to the commission that the Company will pay these strategic partners, the Company evaluates the arrangement according to the guidance in ASC 606-10-55-39 and believes that the Company is the principal in the arrangement with the users of GlocalMe Inside-enabled smartphones, while the strategic partners act as agents to refer users to the Company in return of receiving agent commissions. Accordingly, the Company expects to record the amount of data connectivity service fees from the users and the amount of agent commissions payable to the strategic partners on a gross basis. The amount is not expected to be material to the financial statement as a whole in the first six months of 2019. Apart from the commission mentioned above, there is no other incentives, profit sharing or other subsidies included in the terms of the existing strategic partnership agreements. In addition, the Company continues to develop strategic arrangements with other partners and will evaluate the accounting impact then.

U.S. Securities and Exchange Commission

June 28, 2019

Results of Operations General and administrative expenses, page 88

7.	You state that general and administrative expenses included an increase of US$1.0 million in sample fees. Tell us what are “sample fees” and what is included in this type of expense.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 89 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company may, from time to time, offer free trials of its data connectivity services and portable Wi-Fi terminals to travel agents to encourage them to experience the data connectivity services offered by the Company for free. Such costs are included in general and administrative expenses as sample fees.

Liquidity and Capital Resources, page 89

8.

We note your statement that you, “believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months.” Expand your liquidity discussion to include long-term sources of, and needs for, capital. We refer to Instruction to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 91 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

June 28, 2019

Our Market Opportunity, page 98

9.

Please define your “total addressable market,” and clarify the extent to which, for example, the CAGR of the entire IoT industry market is relevant to the company’s current business plan. Similarly, clarify why you believe the successes of “user-based sharing models” in unrelated industries are relevant to your marketing potential.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 100, 107 and 111 of the Revised Draft Registration Statement. In addition, The Company respectfully directs the Staff’s attention to pages 105, 123 and 124 of the Revised Draft Registration Statement, which discuss the significance of the IoT industry market in the Company’s current business plan, and respectfully advises the Staff that the CAGR of the entire IoT industry market supplements other metrics such as data consumption and number of M2M IoT devices connected to help the investors better understand the growth of the industry and according the growth of the Company’s revenue from data and IoT modules.

10.	Please clarify why you consider the U.S. and the U.K. to be key markets.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 104 and 105 of the Revised Draft Registration Statement.

Regulations Related to Internet Information Security and Privacy Protection, page 147

11.	Please discuss how the Regulation on the Internet Security Supervision and Inspection by Public Security Organs, effective November 1, 2018 materially impacts your operations.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 150 and page 151 of the Revised Draft Registration Statement.

2. Summary of Significant Accounting Policies General, page F-14

12.

We note that your technology team had a total of 418 personnel, primarily focusing on a variety of tasks including software development as well as your disclosure that you have copyrights to 27 developed software programs and 33 active patents. Please include your accounting policy for software development costs in your Summary of Significant Accounting Polices footnote, if material.

The Company respectfully advises the Staff that it follows ASC 985-20 Costs of Software to be sold, leased, or markets to account for its software development costs. The Company has revised the disclosure on page F-25 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

June 28, 2019

13.

We note your disclosure on page 132 which states, “After reserving the terminals with deposits, users may pick up and return the terminals at airports, convenience stores, or via courier services. We typically charge users a daily service fee that includes unlimited data usage in that day. The price of the daily service fee depends on the countries and regions the users plan to visit. In 2018, we fulfilled over 2.6 million reservations of portable Wi-Fi terminals through Roamingman brand, and accumulated a total of approximately 19.8 million usage days with our terminals.” In this regard tell us if these arrangements are leases or have a lease component. Disclose how you determined the performance obligation(s) as they relate to these types of arrangements. Refer to your basis in accounting literature.

The Company respectfully advises the Staff that the arrangements of services through Roamingman brand involve the leasing of portable Wi-Fi terminals with data connectivity services embedded. The Company determines that it is the lessor in the arrangement which contains an equipment lease component and a service non-lease component. The Company further determines that lease component is an operating lease under ASC 840, and that the operating lease component and service component are delivered over the same time and pattern. Therefore, the lease income and service income are recognized as data connectivity services revenue evenly over the service period. Accordingly, the accounting policy of such is included under (i) Data connectivity services in the revenue recognition policy disclosed on page F-18 of the Revised Draft Registration Statement.

2.3 Consolidation, page F-14

14.

We note your disclosure on page F-16 which states, “Unrecognized revenue-producing assets held by the VIEs include certain internet value added services provision and other licenses. The internet value added services provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the PRC, and therefore are integral to the Groups operations. The internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.” Please explain your disclosure. It is not clear to us why revenue producing assets would not be recognized in your financial statements.

The Company respectfully advises the Staff that the relevant licenses were obtained by the Company through submission of necessary applications to the relevant authoritative bodies, for which the costs incurred were limited to application and other administration fees. Those costs were insignificant and had been expensed prior to 2017, therefore, these revenue-producing assets were not recognized. The objective of the referenced disclosure was to fulfill the disclosure requirement of ASC 810-10-50-5A(d).

U.S. Securities and Exchange Commission

June 28, 2019

Revenue Recognition Data Connectivity Services, page F-18

15.

We note your disclosure that you have determined that you are the principal and you view the users as your customers. You further disclose that your company “controls the data before the data connectivity service is provided to users. [Your] control is evidenced by the inventory risk borne by the Group and the Group’s ability to direct the use of the data...” Please expand your disclosure to describe how you purchase and direct the use of the data, obtained from your suppliers, and subsequently made available to customers. Refer to ASC 606-10-55 37 through 38. Please also tell us how you account for the related data obtained from your data traffic suppliers including any material contractual obligations incurred.

The Company respectfully advises the Staff that in providing data connectivity services to its customers, it procures SIM cards and data plans from various suppliers. Those SIM cards are activated and hosted on the Company’s cloud SIM platform. The Company’s cloud SIM platform manages terminal information and customer accounts and intelligently allocates the SIM cards and data plans and makes them available to customers who purchase the Company’s data connectivity services. Accordingly, the Company takes inventory risk and obtains control of the SIM cards and data plans procured and direct the use of the data on its cloud SIM platform depending on customers’ demand. The Company accounts for the SIM cards and data plans procured as costs of revenue as data is being made available and consumed on its cloud SIM platform.

With respect to purchase commitment for purchase of data, the Company has revised the disclosure on page F-42 of the Revised Draft Registration Statement.

16.

We note your statement on page F-17 that you generate data service fees from sales of “data to business partners.” You further state that you view users as your customers. These two statements appear to contradict each other. Please clarify and state whether your business partners or the end users are your customers. Explain your relationship(s) with your business partners and how you account for these relationship(s). Disclose your basis for determining your customer.

The Company respectfully advises the Staff that in the sales of data connectivity services and portable Wi-Fi terminals to business partners, which are the Company’s enterprise customers, the Company provides its cloud SIM platform to business partners such as MNOs, MVNOs, and portable Wi-Fi terminal rental companies, so that those business partners can offer their data connectivity services directly to their employees or users. In response to the Staff’s comment, the Company has revised the disclosure on page F-17 and F-18 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

June 28, 2019

The Company looks for business expansion by leveraging on these business partners’ local operation knowledge and established brand name in their regions. The Company continues to look for cooperation with various business partners for further growth through market penetration. Continuous cooperation with these partners will have a positive impact on the Company’s operating results.

General

17.

We note references to third-party market and industry data throughout your prospectus, in particular to a report by Frost & Sullivan which you state was commissioned by you. Please provide us with copies of all such materials that support third-party statements, clearly cross-referencing each such statement in your document with the corresponding supporting material.

In response to the Staff’s comment, the Company has provided the Staff supplementally the Frost & Sullivan Report, dated June 28, 2019, under separate cover. The specific language in the report that supports the statements in the Company’s Revised Draft Registration Statement has been marked in the support table attached immediately before the report.

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of such written communication on a supplemental basis.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Matthias Vukovich, Co-Chief Financial Officer, UCLOUDLINK GROUP INC.

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Meng Ding, Esq., Partner, Kirkland & Ellis LLP